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                                                                     EXHIBIT 3.1


SAP Aktiengesellschaft
Neurottstrasse 16
69190 Walldorf
Germany
Phone: +49 6227 7-47474





                                     SAP AG
                            ARTICLES OF INCORPORATION


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                              I. GENERAL PROVISIONS


                                    SECTION 1
            CORPORATE NAME, REGISTERED OFFICE AND TERM OF THE COMPANY

1.   The name of the Company is:

     SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der
     Datenverarbeitung.

2.   The Company's registered office is in Walldorf, Germany.

3.   The Company is incorporated for an indefinite period of time.




                                    SECTION 2
                            OBJECTIVES OF THE COMPANY

1. The corporate purpose of the Company is direct or indirect activity in the area of development, production, and marketing of products and the provision of services in the field of information technology, and particular in the following fields:

     o Developing and marketing integrated product and service solutions for e-commerce

     o Developing software for information technology and the licensing of its use to others

     o Organization and deployment consulting, as well as user training, for e-commerce and other software solutions

     o Selling, leasing, renting, and arranging the procurement and provision of all other forms of use of information technology systems and relevant accessories

     o Making capital investments in enterprise active in the field of information technology to promote the opening and advancement of international markets in the field of information technology.

2. The Company is authorized to act in all the business areas listed in paragraph 1 and to delegate such activities to affiliated enterprises within the meaning of the German Stock Corporation Act, sections 15ff; in particular the Company is authorized to delegate its business in whole or in parts to such enterprises. The Company is authorized to establish branch offices in Germany and other countries to found, acquire, and invest in other companies of the same or related kind and to enter into collaboration and joint venture agreements. The Company is further authorized to invest in enterprises of all kinds principally for the purpose of placing financial resources. The Company is authorized to dispose of investments, to consolidate the management of enterprises in which it participates, to enter into affiliation agreements with such enterprises, or to do no more than manage its shareholding.

3. The Company is authorized to take all actions and measures that are consistent with the corporate purpose or that directly or indirectly further the corporate purpose.


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                                    SECTION 3
                                OFFICIAL NOTICES

The Company's official notices shall be published in the "Bundesanzeiger" (the official gazette of the Federal Republic of Germany) only.



                          II. CAPITAL STOCK AND SHARES


                                    SECTION 4
                                  CAPITAL STOCK

1. The Company's capital stock amounts to E314,714,655.00 and is divided into 314,714,655 no-par ordinary shares.

2.   The shares are individual shares. They are made out to the bearer.

3. The form of the share certificates, dividend coupons, and renewal coupons as well as bonds and interest coupons shall be determined by the Executive Board with the consent of the Supervisory Board. The Company may combine single shares of the same par values into share certificates certifying a majority of shares with the corresponding par value (multiple share certificates). Shareholders are not entitled to certificates for single shares.

4. When new shares are issued, the commencement of dividend entitlement in respect of these new shares may be determined in derogation of the German Stock Corporation Act, section 60 (2),

5. The Company's capital stock is subject to a contingent increase by E1,032,495, divided into up to 1,032,495 no-par ordinary voting bearer shares in the form of individual share certificates (Contingent Capital
     IIa). The contingent capital increase shall be effected only to the extent that the holders of the convertible bonds issued by the Executive Board by virtue of the resolution of the General Meeting of Shareholders of June 22, 1994 actually exercise their conversion rights in respect of ordinary shares in the Company. The new shares are eligible for dividends as of the beginning of the fiscal year in which they are issued. The Executive Board shall be entitled to determine the further details of the implementation of such contingent capital increase.

6. Subject to the consent of the Supervisory Board, the Executive Board is authorized to increase the Company's capital stock, on one or more occasions, by no later than May 1, 2006 by up to a total amount of E60 million against contribution in cash by issuing new no-par ordinary voting bearer shares (Authorized Capital I). The new shares shall be offered to the shareholders for subscription. Subject to the consent of the Supervisory Board, the Executive Board is authorized, however, to exclude fractional shares from the shareholders' subscription rights. Subject to the consent of the Supervisory Board, the Executive Board is authorized to determine the further details of the implementation of the capital increases from Authorized Capital I. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital I or after the expiration of the authorization period in accordance with the scope of the capital increase from Authorized Capital I.

7. The Company's capital stock is subject to a contingent increase by an additional E7,376,311 by issuing up to 7,376,311 no-par ordinary voting bearer shares (Contingent Capital IIIa). Said contingent capital increase shall be effected only to the extent that the holders of the convertible bonds and stock options issued by SAP AG on or before March 16, 2001

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     under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization resolution adopted by the general meeting of shareholders of January 18, 2000 actually exercise their conversion rights or subscription rights, as appropriate, in respect of ordinary shares in the Company and the Company does not grant own shares in satisfaction of such conversion rights or subscription rights, as appropriate. The new shares issued in connection with the exercise of such conversion or subscription rights are eligible for dividends as of the beginning of the fiscal year with regard to which, as at the time of the exercise of the conversion or subscription rights, no resolution by the General Meeting of Shareholders concerning the appropriation of retained earnings for the year has been adopted.

8. Subject to the consent of the Supervisory Board, the Executive Board is authorized to increase the Company's capital stock, on one or more occasions, by no later than May 1, 2006 by up to a total amount of E60 million against contributions in cash or in kind by issuing new no-par ordinary voting bearer shares (Authorized Capital II). Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' statutory subscription rights:


     -    in respect of fractional shares;

     - where the capital is increased against contributions in cash and the portion of the capital stock represented by the new shares in respect of which the subscription rights are excluded does not exceed 10% of such capital stock at the time the new shares are issued and the issue price of the new shares is not materially below the stock exchange price of listed shares of the same class carrying the same rights at the time the Executive Board finally determines the issue price, as provided in the German Stock Corporation Act, section 203 (1) and (2) and section 186 (3) sentence 4;

     - where the capital is increased against contributions in kind to obtain shares for the acquisition of enterprises or interests therein.

     Subject to the consent of the Supervisory Board, the Executive Board is authorized to determine the further details of the implementation of the capital increases from the Authorized Capital. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital or after the expiration of the authorization period in accordance with the scope of the capital increase from Authorized Capital II.

9. The capital stock is subject to a further contingent increase of E25 million, divided into up to 25 million ordinary voting bearer shares (Contingent Capital IV). The contingent capital stock increase shall be effected only to the extent that holders of warrants or conversion rights attaching to bonds with detachable warrants or convertible bonds issued or guaranteed by no later than May 1, 2006 by SAP AG or by its fully-owned direct or indirect German or foreign affiliates exercise their warrant or conversion rights or to the extent that holders under a duty to convert convertible bonds issued or guaranteed by no later than May 1, 2006 by SAP AG or by its fully-owned direct or indirect affiliates perform their conversion obligation. The new shares are eligible for dividends as of the


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     beginning of the fiscal year in which they arise through the exercise of warrant rights or the conversion of convertible bonds.

10. The Company's capital stock is subject to a further contingent increase by E1,032,495, divided into up to 1,032,495 no-par non-voting preference bearer shares in the form of individual share certificates carrying preferential rights to profits in accordance with Section 23 (6) of the Articles of Incorporation and ranking equally with any preference shares already issued under Contingent Capital II and Contingent Capital III (Contingent Capital II). The contingent capital increase shall be effected only to the extent that the holders of convertible bonds which the Executive Board was authorized to issue by the General Meeting of Shareholders of June 22, 1994 are entitled to conversion rights in respect of ordinary shares in the Company and actually exercise such rights. The new shares are eligible for dividends as of the beginning of the fiscal year in which they are issued. The Executive Board shall be entitled to determine the further details of the implementation of such contingent capital increase.

11. The Company's capital stock is subject to a further contingent increase by E7,376,311 by issuing up to 7,376,311 no-par voting preference shares carrying preferential right to profits in accordance with Section 23 (6) of the Articles of Incorporation and ranking equally with any preference shares already issued under Contingent Capital II and Contingent Capital III (Contingent Capital III). Said contingent capital increase shall be effected only to the extent that the holders of convertible bonds and stock options issued by SAP AG on or before March 16, 2001 under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization resolution adopted by the General Meeting of Shareholders of January 18, 2000 are entitled to any conversion rights or subscription rights, as appropriate, in respect of ordinary shares in the Company and actually exercise said rights and the Company does not grant own shares in satisfaction of the conversion rights or subscription rights, as appropriate. The new shares issued in connection with the exercise of such conversion or subscription rights are eligible for dividends as of the beginning of the fiscal year with regard to which, as at the time of the exercise of the conversion or subscription rights, no resolution by the General Meeting of Shareholders concerning the appropriation of retained earnings for the year has been adopted.

12. The Company's capital stock is subject to a further contingent increase by E9,978,199 by issuing up to 9,978,199 no-par ordinary voting bearer shares (Contingent Capital V). Said contingent capital increase shall be effected only to the extent that the holders of the convertible bonds and stock options issued by SAP AG under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization resolution of the General Meeting of Shareholders of January 18, 2000 and the supplementing authorization of the General Meeting of Shareholders of May 3, 2001 in the period until December 31, 2004 actually exercise their conversion rights or subscription rights, as appropriate, in respect of ordinary shares in the Company and the Company does not grant own shares in satisfaction of such conversion rights or subscription rights, as appropriate. The new shares issued in connection with the exercise of such conversion rights or subscription rights are eligible for dividends as of the beginning of the fiscal year with regard to which, as at the time of the exercise of the conversion or subscription right, no resolution by the General Meeting of Shareholders concerning the appropriation of retained earnings for the year has been adopted.


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                 III. CONSTITUTION AND MANAGEMENT OF THE COMPANY


                                    SECTION 5
                                CORPORATE BODIES

The Company's executive bodies are:

a) the Executive Board, b) the Supervisory Board, c) the General Meeting of Shareholders.



                               THE EXECUTIVE BOARD


                                    SECTION 6
                       COMPOSITION OF THE EXECUTIVE BOARD

1. The Executive Board shall consist of at least two persons. The appointment of deputy members of the Executive Board is admissible. The latter have the same rights as the full members of the Executive Board regarding the external representation of the Company.

2. The determination of the number and the appointment of the full members and the deputy members of the Executive Board, the conclusion of their employment contracts, and the revocation of their appointments are the responsibility of the Supervisory Board, as are the appointment of a member of the Executive Board as chairman of the Executive Board and the appointment of one or more member/s of the Executive Board as deputy chairman/chairmen of the Executive Board.



                                    SECTION 7
            RULES OF PROCEDURE AND RESOLUTIONS OF THE EXECUTIVE BOARD

1.   The Executive Board shall unanimously adopt its own rules of procedure.

2. Resolutions of the Executive Board shall be adopted by a majority vote. Should a vote end in a tie, the chairman of the Executive Board, or - if the chairman is unable to vote - the deputy chairman of the Executive Board shall have the casting vote.



                                    SECTION 8
                       LEGAL REPRESENTATION OF THE COMPANY

The Company shall be legally represented

a)   by two members of the Executive Board;

b) by one member of the Executive Board acting jointly with one Company officer with full power of attorney.

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                                    SECTION 9
                  LIMITATION OF THE EXECUTIVE BOARD'S AUTHORITY

The Executive Board shall be obliged to adhere to the limitations imposed by the Articles of Incorporation or the Supervisory Board regarding the scope of its management authority or which result from a resolution adopted by the General Meeting of Shareholders pursuant to the German Stock Corporation Act, section 119.



                            IV. THE SUPERVISORY BOARD

                                   SECTION 10
                           COMPOSITION, TERM OF OFFICE

1. The Supervisory Board shall consist of twelve members, six of whom shall be elected by the shareholders and six by the employees pursuant to the provisions of the 1976 German Codetermination Act.

2. Unless the General Meeting of Shareholders specifies a shorter term of office when electing individual members of the Supervisory Board or the entire Supervisory Board, the members of the Supervisory Board shall be appointed for a period ending with the General Meeting of Shareholders at which the actions of the Supervisory Board were formally approved for the fourth financial year following commencement of the term of office, not counting the financial year in which their term of office commences.

3. Substitutes for shareholders' representatives on the Supervisory Board may be elected to replace members who resign prior to the expiry of their term; the order of their succession shall be stipulated at the time of their election.

4. In the event that a shareholders' representative is elected to replace a member of the Supervisory Board who resigns, the successor shall be appointed for the remaining term of office of the resigning member. In the event that a substitute member succeeds the resigning member, his term of office shall expire either as of the conclusion of the next General Meeting of Shareholders at which new members of the Supervisory Board are elected or at the latest upon expiry of the term of office of the resigning member of the Supervisory Board. In the event that the General Meeting of Shareholders elects a new representative to replace a member who has already been succeeded by a substitute member, the successor reverts to his position as substitute member.

5. The members and substitute members of the Supervisory Board may resign from office by submitting a written statement addressed to the chairman of the Supervisory Board or to the Executive Board observing a period of notice of four weeks.


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                                   SECTION 11
              DUTIES AND RESPONSIBILITIES OF THE SUPERVISORY BOARD

1. The Supervisory Board shall have all duties and rights that are conferred upon it by law, the Articles of Incorporation or otherwise. Both the Executive and Supervisory Boards shall be entitled to call a General Meeting of Shareholders.

2. The Supervisory Board shall be authorized to amend the Articles of Incorporation where such amendments only concern the wording.

3. The Supervisory Board shall be entitled at any time to supervise all management activities of the Executive Board and to this end to inspect and examine all books and records as well as the assets of the Company.

4. To the extent stipulated by law, the Executive Board shall be obliged to report to the Supervisory Board on the current affairs of the Company.

5. The Supervisory Board may set up committees made up of its own members. Where permitted by law, decision-making powers may be delegated to such committees.



                                   SECTION 12
                 DECLARATIONS OF INTENT OF THE SUPERVISORY BOARD

1. Declarations of intent of the Supervisory Board and its committees shall be given on behalf of the Supervisory Board by the chairman or - should he be unable to do so - by the deputy chairman.

2. The chairman of the Supervisory Board or his deputy shall be the permanent representative of the Supervisory Board vis-a-vis third parties, especially vis-a-vis courts and authorities as well as the Executive Board.



                                   SECTION 13
                          CHAIRMAN AND DEPUTY CHAIRMAN

1. Following an General Meeting of Shareholders at which all members of the Supervisory Board to be elected by the General Meeting of Shareholders have been newly appointed, a meeting of the Supervisory Board shall take place, which shall be held without special invitation. At this meeting the Supervisory Board shall elect one of its members as chairman and another as deputy chairman for the term of its office.

2. In the event that the required majority of votes is not reached to elect a chairman or deputy chairman of the Supervisory Board, a second ballot shall be held. In this ballot the members of the Supervisory Board representing the shareholders shall elect the chairman of the Supervisory Board, and the members representing the employees shall elect the deputy chairman by a majority vote.

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3.   Following the election of the chairman and the deputy chairman of the
     Supervisory Board, the Supervisory Board shall form a committee in order to exercise its duties as stipulated in the German Codetermination Act, section 31 (3)(1). This committee shall consist of the chairman and the deputy chairman of the Supervisory Board as well as two other members of the Supervisory Board, one to be elected by the employees' representatives and the other by the shareholders' representatives on the Supervisory Board. Both members shall be elected by a majority vote.

4. In the event that the chairman of the Supervisory Board is prevented from executing his office, the deputy chairman shall take his place. This provision shall not affect section 20 (1).

5. In the event that the chairman or deputy chairman resigns from office prior to expiry of the term of that office, the Supervisory Board shall elect a new chairman or deputy chairman without delay. The same shall apply in the event that one of the other members of the committee referred to in paragraph 3 resigns from office prior to expiry of the term of that office.



                                   SECTION 14
                     INVITATIONS TO MEETINGS AND RESOLUTIONS

1. The Supervisory Board shall adopt its own rules of procedure by a majority vote. The following provisions apply to invitations to meetings, quorums and resolutions. Supplementary provisions may be stipulated in the rules of procedure.

2. Invitations to attend meetings of the Supervisory Board shall be issued in writing by the chairman no later than fourteen days prior to any meeting, not counting the day of dispatch of the invitation and the day of the meeting. In urgent cases, the chairman may shorten the term and call a meeting by issuing invitations orally or by telephone, telex, telegram, or facsimile.

3. The Supervisory Board may provide in its rules of procedure for the permissibility of the adoption of resolutions of the Supervisory Board and its committees in writing, by telegraph, telephone, facsimile, telex or similar forms, in particular by means of video conferences. Any resolutions adopted by telephone or by means of any other non-written transmission procedures shall be subsequently confirmed in writing.

4. The Executive Board may attend the meetings of the Supervisory Board in an advisory capacity.

5. A quorum shall be present if at least six members of the Supervisory Board attend a meeting. Unless otherwise stipulated by law or by the Articles of Incorporation, resolutions of the Supervisory Board shall be adopted by a majority vote. Should a vote end in a tie, and should a repeated vote on the same item likewise end in a tie, the chairman shall have the casting vote. The casting vote may be given in one of the ways set forth in paragraph 3. The deputy chairman shall not be entitled to give a casting vote.


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                                   SECTION 15
                                 DUTY OF SECRECY

1. The members of the Supervisory Board shall be obliged to maintain secrecy in respect of any confidential information and secrets of the Company, notably business and trade secrets, which have been imparted to them in their capacity as members of the Supervisory Board. Persons taking part in meetings of the Supervisory Board who are not members of the Supervisory Board shall be expressly enjoined to secrecy.

2. In the event that a member of the Supervisory Board intends to pass information on to a third party, he shall be obliged to notify the Supervisory Board and the Executive Board of his intention beforehand, naming the persons he wishes to inform. The Supervisory Board and the Executive Board must be given the opportunity to decide prior to the disclosure of information whether they consider such disclosure to violate paragraph 1 or not. The decision shall be made by the chairman of the Supervisory Board and the chairman of the Executive Board.

3. The members of the Supervisory Board shall be obliged to maintain secrecy as set forth in the foregoing paragraphs after their resignation from the Supervisory Board.




                                   SECTION 16
                                  REMUNERATION

Besides the reimbursement of his expenses, each member of the Supervisory Board shall receive a fixed remuneration amounting to E5,112.92, payable upon the expiry of the financial year, as well as an additional remuneration amounting to E2,100.13 for each percent of distributed profits, based on the capital stock, and a pro rata amount in the case of fractions of a percentage. The additional remuneration is payable on the first business day following the General Meeting of Shareholders. The chairman shall receive twice the amount, and the deputy chairman one and a half times the amount determined for the other members of the Supervisory Board. However, the total remuneration (not including sales tax) shall not exceed the following amounts per fiscal year:

o    For the chairman: 14 times the fixed remuneration

o    For the deputy chairman: 10.5 times the fixed remuneration

o For the other members of the Supervisory Board: 7 times the fixed remuneration.

In addition, any sales tax charged by a member of the Supervisory Board or shown in a credit advice for an invoice shall be refunded by the Company to the extent prescribed by law.


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                     V. THE GENERAL MEETING OF SHAREHOLDERS


                                   SECTION 17
                INVITATION TO THE GENERAL MEETING OF SHAREHOLDERS

1. The General Meeting of Shareholders shall be held at the registered office of the Company, at a location within a radius of 50 km from the registered office of the company, or in a city in the Federal Republic of Germany where a stock exchange is located. In the event that it is difficult to hold the General Meeting of Shareholders at these venues, the Executive Board or the Supervisory Board may call the meeting at a different location. The invitation shall state the location of the General Meeting of Shareholders.

2. The Executive Board or the Supervisory Board shall call the General Meeting of Shareholders.

3. The General Meeting of Shareholders shall be called by publication of an announcement in the official gazette of the Federal Republic of Germany, giving the information required by law, in such a way that pursuant to section 18 (2) of the Articles of Incorporation, there shall be a period of one month between the date of the publication and the last date of deposit, not counting these two days.



                                   SECTION 18
               RIGHT TO ATTEND THE GENERAL MEETING OF SHAREHOLDERS

1. Shareholders are entitled to participate in the General Meeting of Shareholders provided they have deposited their shares at the Company or at other places stipulated in the invitation or at a collective security deposit bank or with a notary public during normal business hours, and leave them there until the conclusion of the General Meeting of Shareholders.

2. The deposit shall be effected no later than seven days before the General Meeting of Shareholders. Should this day fall on a Sunday, a public holiday at the place of deposit, or a Saturday, the notice of deposit may be submitted on the immediately following business day, whereby Saturdays shall not be deemed business days.

3. Shares shall also be deemed properly deposited if, with the approval of and on behalf of a depository, they are lodged with and kept blocked at another bank until the conclusion of the General Meeting of Shareholders.

4. In the event that shares are deposited with a notary public, the original depository receipt issued by him or a certified copy thereof has to be filed with the Company at the latest on the day following expiry of the deposit deadline. Should this day fall on a Sunday, a public holiday at the Company's registered office, or a Saturday, the notice of deposit may be submitted on the immediately following business day, whereby Saturdays shall not be deemed business days.

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5.   Details regarding the depositing of shares and the issuance of voting cards shall be published in the invitation.



                                   SECTION 19
                                  VOTING RIGHTS

1. Each ordinary share shall entitle its holder to a vote. In the event that any preference shares in the Company are issued, such preference shares shall not carry any voting rights, unless otherwise provided by law. To the extent that such preference shares carry voting rights in accordance with applicable law, each preference share shall entitle to one vote.

2. Voting rights may be exercised by proxy. A written statement shall be sufficient for the appointment of a proxy. If so provided in the invitation to the General Meeting of Shareholders, such statement may also be transmitted to the Company via facsimile or electronically.

3. If no share certificates have been issued, the invitation to the General Meeting of Shareholders shall stipulate the provisions that have to be fulfilled by the shareholders in order to prove their entitlement to voting rights.


                                   SECTION 20
               CHAIRMANSHIP OF THE GENERAL MEETING OF SHAREHOLDERS

1. The chairman of the Supervisory Board shall chair the General Meeting of Shareholders. Should the chairman be prevented from chairing the meeting, he shall determine another member of the Supervisory Board to take his place. In the event that the chairman is prevented from chairing the meeting and has not determined another member to act as his substitute, the General Meeting of Shareholders shall be chaired by a member of the Supervisory Board elected by the shareholders' representatives on the Supervisory Board.

2. The chairman shall conduct the proceedings and shall determine both the order of the agenda and the form of voting. The outcome of the ballots may be determined by subtracting the affirmative votes or the negative votes and the abstentions from the total number of voting rights to which the voters are entitled.


                                   SECTION 21
               RESOLUTIONS OF THE GENERAL MEETING OF SHAREHOLDERS

1. The resolutions of the General Meeting of Shareholders shall be adopted with the majorities provided by law.

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2.   Should a vote end in a tie, the motion shall be deemed rejected, except in the case of elections.

3. Should no candidate receive a simple majority of votes during the first ballot, a second ballot shall be conducted among those candidates who received the largest number of votes. Should the second ballot end in a tie, the election shall be determined by drawing lots.


                                   SECTION 22
                 MINUTES OF THE GENERAL MEETING OF SHAREHOLDERS


1. A notary shall take minutes of the proceedings of the General Meeting of Shareholders; the notary and the chairman shall sign the minutes.

2. A list of those shareholders attending in person or represented at the meeting and their representatives shall be attached to the minutes. The chairman of the General Meeting of Shareholders shall sign this list. The minutes shall have full probative value for the shareholders both among themselves and in relation to their representatives.

3.   The proxy documents need not be attached to the minutes.


     VI. ANNUAL FINANCIAL STATEMENTS AND APPROPRIATION OF RETAINED EARNINGS


                                   SECTION 23

   FINANCIAL YEAR, ANNUAL REPORT AND FINANCIAL STATEMENTS, FORMAL APPROVAL OF
      THE ACTIONS OF THE EXECUTIVE AND SUPERVISORY BOARDS, DISTRIBUTION OF
                                RETAINED EARNINGS

1.   The financial year shall be the calendar year.

2. The Executive Board shall prepare the Financial Statements and the Review of Operations for the previous fiscal year and submit them to the Supervisory Board and to the Auditor in the first three months of each fiscal year. At that time the Executive Board shall submit to the Supervisory Board the proposal it wishes to make to the General Meeting of Shareholders concerning the appropriation of retained earnings.

3. As soon as an invitation to the General Meeting of Shareholders has been issued, the annual financial statements, the management report, the report of the Supervisory Board and the Executive Board's proposal for the appropriation of the retained earnings shall be available for the shareholders' inspection on the business premises of the Company.

4. After receipt of the report to be rendered by the Supervisory Board pursuant to the German Stock Corporation Act, section 171 (2), the General Meeting of Shareholders shall resolve


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     within the first eight months of the financial year on the formal approval of the actions of the Executive and Supervisory Boards, the appropriation of the retained earnings, the appointment of the auditors, and in cases provided for by law, the approval of the annual financial statements.

5. In approving the annual financial statements, the Executive and Supervisory Boards shall be authorized to appropriate to the retained earnings either all or part of the annual net income remaining after deduction of amounts to be allocated to the legal reserves and of any accumulated losses carried forward. The Executive and Supervisory Boards may not appropriate more then one half of the annual net income if, after such allocation, the other retained earnings would exceed one half of the capital stock.

6. In the event that any non-voting preference shares in the Company are issued, the holders of such preference shares shall receive a share of the retained earnings to be distributed that exceeds the dividend paid on ordinary shares by at least 1 euro cent and is equal to no less than 1 euro cent per preference share. In the event that the retained earnings of a financial year are not sufficient to pay the preferred amount pursuant to sentence 1, the retained earnings of the subsequent financial year shall first be used to pay the arrears without interest before the entire preferred amount for that financial year is distributed to the holders of preference shares. In the event of there being outstanding preferred amounts for several financial years, the retained earnings shall first be used to pay the arrears without interest in the order of their accrual, and when all arrears have been paid, the remainder shall be used to pay the preferred amount for the financial year preceding the dividend distribution. The right to back payment constitutes part of the share in the profits of that financial year whose retained earnings are used to make the back payment on the preference shares.


                                   SECTION 24
                      COSTS OF INCORPORATION AND CONVERSION

The Company shall bear all costs connected with its incorporation and conversion. These costs are estimated at DM 250,000.


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